GENERAL AFFILIATION AGREEMENT LETTER

This Agreement Letter is made and entered into this 5th day of March, 1997 between Utah Valley State College (UVSC) and its Electronic Campus, located at 800 West 1200 South, Orem, Utah 84058 and International Automated Systems, located at 512 South 860 East, American Fork, Utah 84003, hereinafter IAS.

Whereas, IAS is a company engaged in the primary business of the development, production and marketing of digital computer data, audio and video compression, verification and transmission systems and related technologies;

Whereas, UVSC has resources including experienced management, technicians, faculty, staff and students to assist in the production and distribution of interactive multimedia and technology assisted courses learning systems; and is a 4-year fully accredited college and institution of higher learning in the State of Utah with interests in affiliating with other educational institutions, companies, governments and other outside parties;

Whereas, the parties desire to enter into an agreement for cooperation relative to the testing design, production and dissemination of technology-assisted learning and associated new technologies for mutual benefit.

It is hereby agreed as follows:

1. Cooperation and Exchange of Information

A. This Agreement Letter is based upon earlier expressions of the good faith and effort of the parties to share information and to diligently explore the feasibility of a joint cooperative agreement and to enter into negotiation with the intent of entering into this contractual arrangement.

B. It is mutually agreed that the parties will cooperate in developing strategies for the creation and enhancement of other telecommunications, computer technologies, software and/or hardware, Internet or interactive distance learning curricula for various commercial or educational market sectors and users and actively seek for other areas or cooperation as well. The parties will also work closely together in the joint development of mutually beneficial tuition, pricing and marketing strategies. It is anticipated that as a result of the consultations between the parties, the parties will develop separate addenda on a project-by-project basis which shall contain specific costs, terms and conditions (royalties) for each project. These addenda will form a significant and integral part of this Agreement between the parties for the joint development and distribution of interactive multimedia in the form of on-line or stand-alone courses or modules. It is understood that the primary interest of UVSC is to provide enhanced technology-assisted systems and to provide training and development opportunities for training and education worldwide.
II. Confidentiality

A. The parties hereby agree that any proprietary information provided by either party pursuant to this Agreement will not be shared by either party or any of its agents or employees with any third party without the express written consent of the parties. This agreement extends to technical materials relating to specific projects, technologies or systems as well as business plans and strategies and financial information relating to the business resources, activities, and plans of UVSC and IAS.

B. IAS specifically claims for itself a "business confidentiality" restriction pursuant to the Utah Government Records Access and Management Act and Sections 53B-16-301 et seq., Utah Code Annotated, with respect to information provided to UVSC pursuant to this agreement of any subsequent agreement and a subsequent agreement would relate primarily to technology transfer of sponsored research as defined in the Government Records Access and Management Act.

C. This Agreement does not grant, infer, assign, or convey to UVSC any proprietary right held by IAS for any of its patents, pending patents, copyrights, logos, trademarks, equipment, documentation, and/or IAS hardware and software design and application. IAS is to retain all proprietary rights held prior to the entering into of this Agreement. UVSC is to preserve IAS's proprietary rights as herein described.

D. UVSC is not knowingly at any time or in any manner to allow reverse engineering, either by itself or knowingly be a party to any manufacturer, company, entity, person of IAS's products, ideas, or enforcement of this
Section in the event that any of the above should occur.

E. The IAS Software is being granted pursuant to a limited nonexclusive right and license from IAS to UVSC, and is not to be construed as a sale by IAS to UVSC of any protected proprietary rights, patents, pending patents, copyrights, logos, trademarks, product design, or software applications. IAS will approve all written contracts to all third parties having to do with IAS review technologies.

F. If, during the performance of this Agreement, new patentable inventions result, as a result of contributions made by UVSC or IAS or other third parties introduced by either party, then it is hereby agreed that parties shall negotiate in good faith the terms, conditions, royalties, ownership rights, etc. and jointly agree to the filing of patents, trademarks or other protective agreements related to this new invention. IAS and UVSC agree to use their best efforts to complete this process with 90 days of the date of the identification of the new patentable invention; the terms of which shall be covered under a new addendum to this contract.

III.  Other Mutually Agreed Upon Terms and Conditions

A. Non-Exclusivity/Non-Partnership
The relationship under this Agreement between the parties shall remain nonexclusive and the final cooperation agreement shall in no way constitute the creation of a partnership between UVSC and IAS under the legal statutes and laws governing partnerships; neither does it constitute in any form whatsoever an agency or employment relationship.

B. Independent Contractors

UVSC and IAS shall be considered independent contractors and not an agent or
employee of the other.   Neither party shall have any authority, whether
express, implied or apparent to bind the other to any agreement or make representations or warranties of any kind with respect to the other.

C. Governing Law Agreement
This shall be construed and regulated by and under the laws of the State of Utah and the United States of America.

D. Ethics and conflict of Interest
The employees of Utah Valley State College are public employees and are governed by Utah Public Officers' Employees' Ethics Act and the policies of the College. Each party agrees to disclose to the other any person who has a financial interest or serves as an officer or director of a contractor if such person is also an employee of the College.

IV. Name, Trademark, Patent, Copyright Protection and Licensing

A. IAS shall endeavor in all cases to protect the name, trademarks, logos, and copyrights of UVSC with respect to any current or contemplated project, technologies or contractual joint venture, and UVSC will similarly respect in good faith the same rights held by IAS. Care will be taken by IAS to restrict the manner in which the name of Utah Valley State College or the nature and scope of this Agreement and/or relationship in dealing with other third parties within the defined scope of this Agreement only.

B. UVSC shall be granted a license to test and use, with option to sub-license, IAS-developed systems and technologies which shall be set forth under a separate addendum or agreement, provided such agreement can be mutually agreed upon by both parties. IAS shall determine the granting of any sub-licensing of its developed systems and technologies.

V. Distribution and Use of Technologies or Content Material Derived Therefrom

A. UVSC shall have the non-exclusive right to the use of the technologies, systems, and materials within its own defined education service area in Utah and the right to introduce or sponsor the use and the distribution of interactive-technology assisted learning and delivery systems, courseware, Internet-based courses, modules or jointly produced materials under this Agreement, with other educational institutions, businesses or individuals outside of its defined Utah geographical service area. In the latter case, a separate introduction fee or ongoing royalty arrangement shall be defined on a case-by-case basis between the parties and shall be attached as an addendum to this Agreement.

B. Both parties shall have the mutual right to inspect, modify and approve jointly all promotional, advertising or other materials intended for use by the public domain prior to dissemination.

C. That UVSC agrees to work toward integration of IAS technologies or systems materials within the scope of all of its overall educational mission, provided, however, that the final use or purchase of these systems or technologies, especially as part of a fully accredited college or higher education system shall be the sole and final decision of the Administrative and Academic Authorities of UVSC and any other third part beneficiary institution or company referred by UVSC.

VI. Liability

Neither party will be liable to the other hereunder for any direct, indirect, consequential, special, incidental or punitive damages of any kind or nature whatsoever.

VII. Term of the Agreement

The term of this Agreement shall be initially for a period of two years from the date of signing and may be extended or renewed for an additional 2 years at the option of either party by notice to the other party at least 60 days prior to the expiration date of this Agreement.

VIII. Termination of Agreement

Either party shall have the right to cancel or terminate without cause by giving written notice to the other party outlining the intent and reason for termination at least 90 days in advance of the contemplated date of termination. It is hereby agreed that notwithstanding the above indicated right of either party to terminate, the right to protection of proprietary information, trademarks, licensing along with obligations to pay fees and royalties so specified in this Agreement or addenda attached hereto shall survive in all cases.

In witness whereof the parties have set their hands this 5 day of March, 1997.

International Automated Systems, Inc.
s/Neldon Johnson
By Neldon Johnson
Title: President

s/ Randale Johnson
By Randale Johnson
Title: Vice President


Utah Valley State College
s/Gregory H. Jackson
By Gregory H. Jackson
Title: Electronic Campus Projects

s/ Dick L. Chappell
By Dick L. Chappell
Title: Vice President for Administration and Institutional Advancement

Addendum A

Initial Scope of Affiliation and Cooperation

Party A:  Utah Valley State College (UVSC), of Orem, Utah 84058
Party B:  International Automated Systems, Inc. (IAS), of American Fork, Utah
84003
Party C:  New Vista International Foundation (NVIF), of American Fork, Utah
84003

Date: February 10, 1997

  As a means of clarifying and focusing the mutual scope and cooperative efforts, the parties listed above have attached this addendum to their General Affiliation Agreement Letter; dated February 11, 1997 which shall become an integral part of their mutual agreements. The scope and workflow of the parties shall until further notice be concentrated in the following list of projects and priorities:

1. IAS per their letter of support dated May 14, 1996 to UVSC agrees to collaborate with both UVSC and NVIF to test, prove and demonstrate the direct application or value of Digital Wave Modulation (DWM), Automated Fingerprint Identification (AFIM), Identification Information depository (IID) and other database information systems, wireless telecommunications technologies, and hardware or software primarily to the education sector worldwide.
2. The initial test of these systems shall be incorporated as planned within the K-12 Wireless and Native American Community College Internet Connections Grant Projects undertaken by UVSC with support from the national Science Foundation.
3. NVIF, as a concurrent UVSC-affiliated non-profit educational foundation shall act as an independent entity in establishing further liaisons and opportunities for the use of IAS technologies by other, national, and international schools, colleges, universities and other corporations, governments and institutions, investors, foundations or grant making parties. The scope of NVIF's cooperation with IAS id defined under separate agreement.
4. Both UVSC and NVIF represent that they plan to incorporate IAS systems and matching support into upcoming grant proposals and funding agreements with other parties. All parties have agreed to cooperate in the development of integrated strategies, budgets and implementation plans for their mutual benefit as a part of these grant or funding proposals.
5. UVSC and NVIF anticipate the introduction, test and use of IAS systems as may be applicable from time to time in both their Utah-based Electronic Education, EDNET, UVNET or other technology-assisted learning systems and other relationships on a world-wide basis. The specific phases and steps for implementation are defined by both parties below (see sections Phase I and Phase II)
6. IAS plans to provide match technological support cash and in-kind to UVSC and NVIF as a part of their affiliation. The scope and amount of this support shall be further defined by mutual agreement on a project-by-project basis.

Phase I
Conduct jointly sponsored beta-tests of the DWM, AFIM and IID systems and technologies for use in an educational delivery setting.
Step A: Testing will be limited to a UVSC, Orem main campus location.
Step B: Testing will expand to joint demonstrations, presentations and installation of beta-test systems or prototypes for evaluation at other schools or locations. Initially this focus upon those institutions affiliated with UVSC and/or NVIF under the National Science Foundation supported Internet Connections Grant projects (3 Utah High Schools, the Catholic Diocese School System of Salt Lake City, and 3 Regional Native American Community Colleges) and shall be expanded.
Step C: Initiation of potential beta test applications in other grant projects, states or countries.

Definition of Responsibilities and Duties
D. IAS shall in each case of step listed above:
     1. Provide set-up and installation at each location the required DWM< AFIM or IID hardware and software for beta-test evaluation.
     2. Train UVSC and NVIF employees, students or individuals at each location in the operation and use of the IAS systems.
     3. Provide each beta-test site with hardware and software maintenance and support.
E. UVSC and NVIF shall:
     1. Provide introduction and access to required facilities, equipment and the cooperation of staff, students or other individuals who will work together to test, evaluate and adapt as necessary the IAS technologies to their respective educational setting. (Applies to Steps A, B, and C - mentioned above).
     2. Allow IAS access to hardware and software equipment for joint use at each location with concurrent sponsorship at each of the beta-test sites by local management administration or personnel.
     3. Organize and publicize demonstrations of the IAS systems with other third parties, vendors or companies from time to time.

It is anticipated that normal beta-test evaluation shall have an average duration of 60-90 days. Thereafter a joint review and evaluation report including recommendations for improvement shall be jointly prepared by IAS, UVSC and NVIF and beta-test site counterparts.

Phase II
After appropriate confirmation and beta-testing of the IAS systems, all parties agree to begin jointly introduce, sponsor, jointly negotiate and promote the use or purchase of these technologies to local, national and international schools, colleges, universities, governments, companies or other entities. UVSC and NVIF with letters of support and matching funding or in-kind from IAS shall work to incorporate the use of IAS systems in it proposals seeking grants, private or other commercial funding for continued technology advancement improvement and promotion.

For its role IAS has agreed to pay UVSC and NVIF consideration in the form of such things as fees for introduction or sales referrals; funding sources, funding support and ongoing royalties of
A. 5% of the total amount of funding received as a result of introduction or referral by UVSC or NVIF on any funding support granted to IAS by another third party grantor, investor, financial institution or private party. IAS is to be appraised of funding sources and give final approval prior to entering into any funding agreements.
B. A 10% royalty based on the adjusted gross sale price of any DWM, AFIM or IID system purchased or leased by a third party introduced or intermediated by UVSC and/or NVIF.
C. 25% of the IID verification user adjusted gross transaction fees collected by UVSC or NVIF and 10% of the same fee collected by IAS from other third parties introduced by UVSC or NVIF.
D. Adjust gross is defined as gross sale price minus cost of equipment for said sale of transaction.